04 November 2021

Exodus Announces Share Repurchase Program
Exodus to Retire up to $2 million in Class A Common Stock, up to $55 per share

Exodus Movement, Inc. (tZERO ATS: EXOD), (“the Company” or “Exodus”) the leading non-custodial cryptocurrency software platform, today announced its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to $2 million of its outstanding shares of Class A common stock.

“The share repurchase program demonstrates our confidence in the growth trajectory of Exodus,” said JP Richardson, CEO and co-founder of Exodus. “Our treasury has expanded greatly over the past six months. We have seen exceptionally strong year-over-year financial performance as well as significant increases in the market value of our digital asset holdings. As such, we are in a position to return some capital to our shareholders.”

The Company intends to execute share repurchases beginning on November 18, 2021 and the program will last through December 2022 or until $2 million of shares have been purchased and retired. The Board has authorized purchases up to the price of $55 per share. The timing and actual number of shares repurchased will depend on a variety of factors including price, general business and market conditions, and alternative investment opportunities. Officers and Directors of Exodus may purchase as part of this program as well.  Their purchases, if any, will not count towards the $2 million cap.

“The near doubling of Bitcoin prices since mid-year has added to our already strong balance sheet,” said James Gernetzke, CFO of Exodus. “We have over $150 million in liquid assets at today’s cryptocurrency prices, and we continue to aggressively invest shareholder capital to facilitate growth and enhance the user experience. This includes investments in integrating additional applications like FTX onto the Exodus platform and expanding our customer service team from approximately 30 team members at the beginning of the year to 90 today. We expect the share repurchase program to deliver additional value to shareholders over the long-term.”

For the nine months ended September 30, 2021, the Company currently expects revenue and net income of approximately $69 million and $29 million, respectively. As a reminder, the Company expects to post its third quarter 2021 earnings on or before November 17, 2021.

Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the United States Securities and Exchange Commission and other applicable legal requirements. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.  For program details, visit exodus.com/investors

Contact

Customer Support

support@exodus.com

Press

Ryan Dennis

Ryan.Dennis@exodus.com

+1 (727) 697-7626

Exodus

exodus@5wpr.com

Investor Relations

Allysa Howell

investors@exodus.com

+1 (720) 484-1147

About Exodus

Exodus is on a mission to empower half the world to exit the traditional finance system by 2030. Founded in 2015, Exodus is a multi-asset software wallet that removes the geek requirement and keeps design a priority to make cryptocurrency and digital assets easy for everyone. Available for desktop and mobile, Exodus allows users to secure, manage and exchange cryptocurrencies like Bitcoin, Ethereum, and more across an industry-leading 10,000+ asset pairs from a beautiful, easy-to-use wallet. The non-custodial functionality is encrypted locally on users' own devices, ensuring privacy, security and complete control over their wealth. For more information visit exodus.com.

Disclosure Information

Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation FD: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.

Forward-Looking Statements

This news release contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, through the third quarter of 2021, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.